Exhibit 99.2

Sagtec Global Limited and Kinetic Seas Inc. Finalize Landmark Partnership to Accelerate AI Co-Development Across Malaysia, Indonesia, Singapore, and the Philippines

KUALA LUMPUR, Malaysia, November 04, 2025 (GLOBE NEWSWIRE) – Sagtec Global Limited (Nasdaq: SAGT) today announced the execution of a landmark addendum to a previously executed licensing agreement dated, significantly expanding its strategic partnership with Kinetic Seas Incorporated (OTCQB:KSEZ) and establishing Kinetic Seas as Sagtec’s exclusive AI development and technology partner for Malaysia, Indonesia, Singapore, and the Philippines. This agreement transforms a training-focused collaboration into a comprehensive joint business development and AI co-creation alliance targeting the region’s rapidly growing market.

Strategic Partnership Framework

The expanded partnership is strategically structured around an equity-based alignment and a new revenue-sharing model to ensure closely shared incentives for growth. Key terms include:

●	Sagtec will issue 5.5 million Class A ordinary shares to Kinetic Seas, satisfying the original licensing fee and creating a foundational equity stake. The shares will be subject to a standard 12-month holding period under Rule 144.

●	From all AI development projects secured under this partnership, Sagtec will receive 70% and Kinetic Seas 30% of gross project receipts.

●	The collaboration includes provisions for joint development and shared intellectual property, ensuring both companies are fully invested in long-term innovation.

“This partnership is transformative for Sagtec,” said Ng Chen Lok, Chairman and CEO of Sagtec Global Limited. “Building a proprietary AI platform of this caliber in-house would have taken years and would have incurred unnecessary high costs and expenses. This partnership allows us to deliver world-class AI solutions to our 12,365 Speed+ subscribers and corporate clients immediately; this partnership will benefit SAGT on the cost and expense saving and immediate revenue increase without waiting years for development and securing first-mover advantage in a rapidly evolving market. By leveraging Kinetic Seas’ Skilliks platform, we save that enormous capital outlay and gain immediate access to world-class AI for our existing and future business clients. This fundamentally changes our market offering, allowing us to pursue both enterprise and SME contracts across Malaysia, Indonesia, Singapore, and the Philippines as a single source for end-to-end AI solutions.”

Expanded Scope to Drive Market Leadership

Kinetic Seas will provide turnkey solutions on behalf of Sagtec, with expertise in deep learning, natural language processing, and computer vision, including:

●	Custom Software and AI Solution Development

●	System Integration and Technical Architecture

●	Full Project Management and Quality Assurance

●	Deployment, DevOps, and Client Training

This depth of technical capability has already enabled Sagtec to obtain new business in highly competitive markets.

Fueling Immediate Growth with Major Contract Wins

The new partnership model is already generating significant momentum, enabling Sagtec to secure and deliver on major contracts that exemplify its enhanced value proposition, including:

●	A USD $3 million digital transformation contract with Malaya Heritage Holdings to modernize food and beverage operations using AI automation and smart analytics.

●	A USD $1 million AI-powered SaaS platform development agreement with HM Edutech Group, which includes a long-term recurring revenue sharing model.

Revenue Projections and Market Outlook

Bolstered by these capabilities and a robust sales pipeline, Sagtec’s financial projections are underpinned by strong industry tailwinds. The AI software market across these key countries is expected to grow at a compound annual growth rate of 34% through 2030, according to IDC and Allied Market Research, representing over $6 billion in new opportunities in the SME segment alone1.

Against this backdrop, Sagtec projects:

●	FY 2026 AI Solutions Revenue: $12 - $15 million

●	Recurring SaaS Revenue: 200% YoY Growth

●	Three-Year Cumulative Revenue Impact: $40 - $50 million by 2028

“This partnership is the strategic culmination of our vision for the Skilliks platform and our global AI Masters Community,” said Edward S. Honour, CEO of Kinetic Seas Incorporated. “The shared equity and revenue model perfectly aligns our success with Sagtec’s. We are not just a vendor; we are a co-creation engine. By directly connecting our community of over 10,000 AI professionals and enthusiasts with Sagtec’s commercial ecosystem, we are embedding innovation and shared economic growth into every project we deliver.”

About Sagtec Global Limited

Sagtec Global Limited (NASDAQ: SAGT) is a leading provider of digital transformation and SaaS solutions, empowering over 12,000 businesses across Southeast Asia with the tools to enhance efficiency, automation, and market competitiveness.

For more information on the Company, please log on to https://www.sagtec-global.com/.

About Kinetic Seas Incorporated

Kinetic Seas Incorporated (OTCQB:KSEZ) is a recognized leader in artificial intelligence and full-stack software development, known for its Skilliks AI platform and a global community of AI experts. The company specializes in developing production-grade AI solutions, including deep learning, natural language processing, and computer vision systems.

Contact Information:

Sagtec Global Limited Contact:

Zainab Fateema binti Mustafa

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com

1 https://www.alliedmarketresearch.com/artificial-intelligence-market

https://my.idc.com/getdoc.jsp?containerId=prUS52472424